Underground Drifting Commences at Pinson Mine, Nevada

Vancouver, B.C. (March 3, 2008). Atna Resources Ltd. (ATN: TSX) is pleased to report that Pinson Mining Company (PMC - Barrick Gold Corp.) has commenced underground development at the Pinson Mine located in the Getchell Gold Belt, Humboldt County, Nevada.  PMC mobilized an underground contractor, Small Mine Development (SMD), in mid-January to develop approximately 6,500 linear feet of new underground workings. Surface drilling continues with three core drills and one reverse circulation rotary drill as PMC continues to conduct definition drilling in the CX, CX-West, and Range Front zones while new underground drill stations are prepared. PMC reports project expenditures through January 31, 2008 of approximately $5.9 million.

“It is an exciting time at the Pinson Mine. PMC is focusing on the development of key infrastructure and infill drilling that will move Pinson closer to production,” stated David Watkins, President and CEO of Atna.

Underground utilities and ventilation have been re-established and additional ground support including rib bolts and shotcrete have been installed throughout the existing workings. Drifting began the week of February 18th extending the 4780-level drift to establish new drill stations for further resource definition of the Range Front gold mineralization and to establish a secondary escape way that would be required to allow production mining to commence.  PMC also plans to continue the decline established by Atna to develop the Ogee zone and to establish new workings at the 4400-level for mining and deeper drilling in the Range Front and Ogee zones.

Through the end of December, PMC has completed 34,227 feet of drilling in 40 drill holes (23,514 feet of reverse circulation rotary and 10,713 feet of core). Assays continue to lag behind the drilling with nearly 15% of the drilled footage awaiting analytical results – 50% of that core (4,889 feet of drilling have assays pending). PMC has completed a number of key infrastructure projects including the construction of re-infiltration basins to enable dewatering ahead of underground development and production.

Atna owns a 70% interest in the property and Pinson Mining Company (PMC) owns 30%.  PMC may reverse the party’s interests by spending US$30 million on further work to advance and develop the property before April 6, 2009.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist;
Tel: (604) 684-2285, E-mail: kjohnston@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company’s current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.